

December 19, 2014

Via E-mail
Mr. James Chandik
Chief Executive Officer
DNA Precious Metals, Inc.
9125 Pascal Gagnon, Suite 204
Saint Leonard, Quebec, Canada H1P 1Z4

> **Re:** **DNA Precious Metals, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed March 26, 2014**
> **Amendment No. 1 to Form 10-K for the Year Ended**
> **December 31, 2013**
> **Filed December 11, 2014**
> **Response letter dated December 10, 2014**
> **File No. 000-54937**

Dear Mr. Chandik:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for the Year Ended December 31, 2013

Item 9A. Controls and Procedures
Management's Report on Internal Control over Financial Reporting

1. We note you have provided amended disclosure in response to comment one from our letter dated December 1, 2014 to address management's evaluation of disclosure controls and procedures, rather than management's conclusion on the effectiveness of your internal control over financial reporting ("ICFR") as of December 31, 2013. Please amend to disclose your conclusion on the effectiveness of your ICFR as of December 31,

2013 as required by Item 308(a)(3) of Regulation S-K, without using any qualifying or alternative language. In addition, please include the complete text of all disclosures required under Item 9A to comply with Rule 12b-15 of the Exchange Act.

Form 10-K for the Year Ended December 31, 2013

Note 4. Fixed Assets, page F-22

2.   We note your response to comment 2 has not addressed our concerns related to your capitalization of land, buildings, mill equipment and vehicles and therefore we re-issue our prior comment.   Please clarify why you believe capitalization of these costs is appropriate given the future economic benefits of your activities are uncertain in the absence of proven and probable reserves. In this regard, your response should clearly explain why these costs are recoverable from the cash flows expected to result from the use and eventual disposition of the assets. To the extent that you believe that these assets have alternative future use or salvage values equal to or in excess of the capitalized amounts, please explain and provide support for these values.

You may contact Myra Moosariparambil at (202) 551-3796 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining